SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)*

                         Marketing Worldwide Corporation
                         -------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    57061T102
                                 --------------
                                 (CUSIP Number)

                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8225
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 11, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 9 pages

CUSIP No.: 57061T102

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Adam Benowitz

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF          7      SOLE VOTING POWER - 0
SHARES
BENEFICIALLY       8      SHARED VOTING POWER - 4,303,678
OWNED BY
EACH               9      SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH        10     SHARED DISPOSITIVE POWER - 4,303,678

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,303,678

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.8%

14    TYPE OF REPORTING PERSON

      IN

                                Page 2 of 9 pages

CUSIP No.: 57061T102

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vision Opportunity Master Fund, Ltd.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands

NUMBER OF          7      SOLE VOTING POWER - 0
SHARES
BENEFICIALLY       8      SHARED VOTING POWER - 4,303,678
OWNED BY
EACH               9      SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH        10     SHARED DISPOSITIVE POWER - 4,303,678

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,303,678

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.8%

14    TYPE OF REPORTING PERSON

      CO

                                Page 3 of 9 pages

CUSIP No.: 57061T102

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF          7      SOLE VOTING POWER - 0
SHARES
BENEFICIALLY       8      SHARED VOTING POWER - 4,303,678
OWNED BY
EACH               9      SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH        10     SHARED DISPOSITIVE POWER - 4,303,678

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,303,678

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.8%

14    TYPE OF REPORTING PERSON

      IA

                                Page 4 of 9 pages

                                EXPLANATORY NOTE

      This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the "Common Stock"), of Marketing Worldwide Corporation, a Delaware corporation (the "Company" or the "Issuer"). This Amendment No. 4 supplements Items 3, 4 and 7 and amends and restates in its entirety Item 5 of the Schedule 13D filed by Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company (the "Fund"), Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC), a Delaware limited liability company (the "Investment Manager"), and Adam Benowitz, a United States Citizen ("Mr. Benowitz", and together with the Fund and the Investment Manager, the "Reporting Persons") on October 10, 2007, as previously amended.

ITEM 3. Source and Amount of Funds or Other Consideration

The funds used to acquire the 442,308 Shares of Series B Preferred Stock from the exercise of the Series J Warrant and Series F Warrant described in Item 4 of this Schedule 13D were from working capital of the Fund, and the amount of funds totaled $525,000.80.

ITEM 4. Purpose of Transaction.

Amendment to the Series A Certificate of Designation

On July 11, 2008, the Fund, being the holder of at least seventy-five percent (75%) of the shares of Series A Convertible Preferred Stock needed for amendment to the Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock (the "Series A Certificate of
Designation"), approved an amendment to Section 7 therein. Section 7 of the Certificate of Designation was amended to make reference to affiliates of the Holder in the conversion restriction contained therein.

Amendment to and Exercise of Warrants

On July 11, 2008, the Fund entered into Amendment No. 4 to the Series J Warrant and Amendment No. 2 to the Series F Warrant to Purchase Shares of Common Stock of the Company (the "Amendment"). Under the Amendment, the Series J Warrant, having previously been exercised to the extent of 4,000,000 shares of Common Stock, and therefore currently exercisable into 1,000,000 shares of Common Stock at an exercise price of $0.50 per share, was amended such that it became exercisable instead into 192,308 shares of the Issuer's Series B Convertible Preferred Stock, par value $0.001 per share (the "Preferred Stock"), at an exercise price of $2.60 per share. Further, the Series F Warrant, which was exercisable into 2,500,000 shares of Common Stock at an exercise price of $0.01 per share, was amended such that it became exercisable instead into 250,000 shares of Preferred Stock at an exercise price of $0.10 per share.

Subsequent to the Amendment, the Fund exercised the Series J Warrant to receive 192,308 shares of Preferred Stock and exercised the Series F Warrant to receive 250,000 shares of Preferred Stock.

The Exchange Agreement

In addition to the Amendment, the Company and the Fund also entered into an Exchange Agreement on July 11, 2008 (the "Exchange Agreement"). Under the Exchange Agreement, the Fund tendered to the Company for cancellation the following Warrants issued by the Company to the Fund on September 27, 2007 pursuant to a Series A Convertible Preferred Stock Purchase Agreement: (i) Series A Warrants to purchase 3,500,000 shares of Common Stock at an exercise price of $0.70; (ii) Series B Warrants to purchase 3,500,000 shares of Common Stock at an exercise price of $0.85; (iii) Series C Warrants to purchase 3,500,000 shares of Common Stock at an exercise price of $1.20; (iv) Series D Warrants to purchase 2,500,000 shares of Common Stock at an exercise price of $0.70; and (v) Series E Warrants to purchase 2,500,000 shares of Common Stock at an exercise price of $0.85 (collectively, the "Warrants"). In exchange for the Warrants, the Fund received 750,000 shares of Preferred Stock.

                                Page 5 of 9 pages

Series B Preferred Stock

In order to facilitate the issuance of the Preferred Stock in the above referenced transactions, the Company filed with the Delaware Secretary of State a Certificate of Designation of the Relative Rights and Preferences of the Series B Convertible Preferred Stock. Under the Certificate of Designation, 1,200,000 shares of the Company's authorized preferred stock have been designated as Series B Convertible Preferred Stock, of which an aggregate of 1,192,308 shares of Series B Convertible Preferred Stock were issued to the Fund. The Preferred Stock is convertible at any time, at the Fund's election (except as provided below), and has no expiration date. Each share of Preferred Stock is initially convertible into ten (10) shares of Common Stock. The Fund may not acquire shares of Common Stock upon conversion of the Preferred Stock to the extent that, upon conversion, the number of shares of Common Stock beneficially owned by the Fund and its affiliates would exceed 9.9% of the issued and outstanding shares of Common Stock of the Issuer; provided that this restriction on conversion can be waived at any time by the Fund upon 61 days notice.

ITEM 5. Interest in Securities of the Issuer.

      (a) The Fund beneficially owns 4,303,678 shares of Common Stock, representing 26.8% of all of the issued and outstanding shares of Common Stock. The Investment Manager and Mr. Benowitz may each be deemed to beneficially own the shares of Common Stock held by the Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 16,066,758 shares of Common Stock outstanding as of May 15, 2008, as reported on the Issuer's Quarterly Report on Form 10-QSB filed on May 15, 2008.

      (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 4,303,678 shares of Common Stock reported herein.

      (c) Except as provided in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

      (d) Not applicable.

      (e) Not applicable.

ITEM 7. Material to be Filed as Exhibits.

Exhibit No.  Document

1            Exchange Agreement dated as of July 11, 2008*

2            Amendment dated as of July 11, 2008*

3. Certificate of Designations, Preferences, Rights and Limitations of Series B Convertible Preferred Stock *

                                Page 6 of 9 pages

4.    Amendment to the Series A Certificate of Designation*

* Incorporated by reference to the Issuer's Current Report on Form 8-K filed or to be filed on or about the date of the filing of this Amendment No. 4.

                                Page 7 of 9 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2008

                                        ADAM BENOWITZ
                                        VISION CAPITAL ADVISORS, LLC
                                        VISION OPPORTUNITY MASTER FUND, LTD.

                                        By: /s/ Adam Benowitz
                                            ------------------------------------
                                        Adam Benowitz, for himself, as Managing
                                        Member of the Investment Manager and as
                                        a Director of the Fund

                                Page 8 of 9 pages

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.     Document

1               Exchange Agreement dated as of July 11, 2008*

2               Amendment dated as of July 11, 2008*

3. Certificate of Designations, Preferences, Rights and Limitations of Series B Convertible Preferred Stock *

4.              Amendment to the Series A Certificate of Designation*

* Incorporated by reference to the Issuer's Current Report on Form 8-K filed or to be filed on or about the date of the filing of this Amendment No. 4.


                                Page 9 of 9 pages